Mail Stop 3628
                                                               January 31, 2019

    Kevin J. Cullum
    President
    Nissan Auto Receivables Corporation II
    One Nissan Way
    Franklin, TN 37067

            Re:   Nissan Auto Receivables Corporation II
                  Registration Statement on Form SF-3
                  Filed January 18, 2019
                  File No. 333-229287

    Dear Mr. Cullum:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Timothy Hauck, Esq.
            Nissan Motor Acceptance Corporation

            Angela M. Ulum, Esq.
            Mayer Brown LLP